CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

August 11, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS IN DISCUSSIONS TO MAXIMIZE VALUE OF

THE NUEVO MILENIO SILVER – GOLD PROJECT, NAYARIT STATE, MEXICO

Vancouver, BC – August 11, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that the Company is currently in discussions with a number of companies concerning the Nuevo Milenio Silver-Gold Project (“the Project” or “Nuevo Milenio”). The discussions are intended to explore all avenues available to achieve maximum shareholder value at the Project.  There are no royalties on the Project. Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54,647,000 ounces silver equivalent. The Inferred Mineral Resource is outlined in the table below:

Revised NI 43 – 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Ag: 251.09 g/t, Au:  1.660 g/t.  Ag: 41,072,000 oz, Au: 271,500 oz,
Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (assumes 100% recovery)

Cream, through its wholly-owned subsidiary, Cream Minerals de Mexico S.A. de C.V. (“Cream Mexico”) holds 100% title and interest in Nuevo Milenio. The Project is located 26 kilometres southeast of Tepic, the capital of Nayarit State, Mexico. Tepic is an important commercial centre of approximately 300,000 residents. Access to the Project is by 24 kilometres of paved road and 3 kilometres of dirt road. Infrastructure is excellent including power, water, a nearby workforce and a railway.

The strike length of the Dos Hornos Veta Tomas vein system has been identified over 1,300 metres. The Dos Hornos - Veta Tomas vein sets trend NW – SE. The mineralization is open in both directions and at depth. In addition a new high grade discovery at Cerro Dos Pinos was identified in the spring of 2009 (see Cream NR June 10, 2009). Cerro Dos Pinos lies approximately 500 metres southeast of the Veta Tomas Structure. The Company believes that the new discovery is a probable fault segment of the Veta Tomas Structure and if correct extends the known strike length of the Dos Hornos – Veta Tomas Zones from 1,300 metres to 1,800 metres. The vein various vein sets demonstrate good silver grades over widths, ranging from 2.42 metres in Once Bocas to 4.70 metres and 4.06 metres in Dos Hornos 1 and Dos Hornos 2 and 5.09 metres in Veta Tomas.

Since staking the property in 2000, considerable exploration and development work has been completed.   This includes prospecting, geological, geochemical and topographic surveys, road building, reopening and channel sampling of multiple 200 year old Spanish workings and Laboratory analyses of more than 2000 samples as well as diamond drilling. Cream has completed 54 drill holes totalling 12,000 metres while Roca Mines Inc (“Roca”) drilled five holes of approximately 1,000 metres for total diamond drilling of 59 holes of approximately 13,000 metres. Roca conducted exploration work on the Nuevo Milenio from July 2009 to July 2010 under an Option Agreement (see Cream NR July 27, 2009). Roca elected not to continue work on the Project having not met the first year expenditure commitment of US$1 million.

There are five main vein systems, Dos Hornos, Veta Tomas, Once Bocas, Once Bocas South and Cerro Chacuaco. These structures are nearly parallel, but converge to the south, and they appear to be geologically very similar.  Additional Mineral Targets outside of the main mineralized zone, identified but not explored, are the Cafetal area, Astasis 1 & 2 Mina Sabote, Pozo Antonio area, Dos Pinas area and a large area of silica capping near Domo El Dragon.

These underground and open-pit “Mineral Target Areas” (See News Release dated May 21, 2008) were selected using data from NI 43 - 101 compliant reports (January 30, 2007, January 30, 2008, December. 24, 2008) and  from data accumulated through 2001 to 2008 including recent exploration work. The “Mineral Targets” consist of potential Open Pit and Underground areas having the following potential.

The combined open-pit tonnage Target  potential of the two areas is in the order of 45 to 50 million tonnes, and the in-situ gold grade ranges from 0.05 g/t to 19 g/t and Silver 3.00 g/t to 1,300 g/t (indicated mean grade for both areas Gold: 0.46 g/t, Silver: 72 g/t) or a contained gold and silver potential in the range of Gold: 0.7 to 0.8 million oz and Silver: 100 to 115 million oz. Please see Revised NI 43-101 Inferred Mineral Resource December 24, 2008 pages 103 and 104.

The combined underground Target potential (excluding zones located within the open pit targets) is in the order of 9 to 12 million tonnes with an in-situ gold grade ranging from 0.25 g/t to 19 g/t and Silver 60 g/t to 1,300 g/t (indicated mean grade for all structures Gold: 1.00 g/t, Silver: 150 g/t) or a contained gold and silver potential in the range of Gold: 0.30 to 0.40 million oz and Silver: 43 to 58 million oz. Please see Revised NI 43-101 Inferred Mineral Resource December 24, 2008 pages 103 and 104.

Note: "The potential quantity and grade for mineral targets, is conceptual in nature. There has been insufficient exploration to define a 'Mineral Resource'. It is uncertain if further exploration will result in the delineation of a Mineral Resource from these Mineral Target areas".

The following Drill core samples were selected to show a comparison of Cream drilling results and Roca twinned drill results.

	Drill Hole	From m	To m	m	Au g/t	Ag g/t
Dos Hornos 1
Cream	DDH 02 - 06	108.50	120.50	12.00	0.465	147.80
	including	114.50	116.50	2.00	0.914	315.80
	plus	130.50	132.50	2.00	19.300	130.00

Roca Mines	NM-10-01	108.03	120.01	11.98	0.942	239.50
	including	108.03	113.01	4.98	1.585	434.00

Dos Hornos 2
Cream	DDH-07-32	86.00	103.80	17.80	0.734	84.40
	including	99.80	103.80	4.00	1.436	288.90
Roca Mines	NM-10-02	86.95	97.78	10.83	0.457	103.00
	including			2.78	1.499	262.90
Veta Tomas
Cream	DDH 20 - 06	148.8	156.8	8.00	1.662	160.875
HW of Fault	including	150.8	156.8	6.00	1.942	194.167
	including	152.8	156.8	4.00	2.521	261.25
Roca Mines	NM-10-03	155.49	165.33	9.84	0.942	31.6

Veta Tomas
Cream	DDH-07-23	78.6	84.6	6.00	1.706	525.700
	including	78.6	82.6	4.00	2.438	771.20
	including	80.6	82.6	2.00	4.350	1388.40

	Drill Hole	From m	To m	m	Au g/t	Ag g/t
Roca Mines	NM-10-04	82.35	86.9	4.55	4.270	1299.00
	Including	82.35	85.46	3.11	6.180	1886.00

Once Bocas
Cream	DDH-06-03	18.00	30.00	12.00	1.170	109.60
	including	26.00	28.00	2.00	5.479	471.70
Roca Mines	NM-10-05	18.30	30.49	12.19	0.496	90.90
	including	25.61	28.10	2.49	2.238	379.60
	including	26.55	28.10	1.55	3.327	568.20
	and	245.93	250.00	4.07	0.311	114.50
	including	246.95	248.48	1.53	0.713	227.00

Selection of channel samples for comparison with drill core assays are listed below:

	Sample #	m	Au g/t	Ag g/t
Dos Hornos 1
Trench 1	660961 - 62	4.00	2.89	284.45
Trench 2	659793 - 95	6.00	3.27	50.97
Adit 1	182177 - 78	2.30	2.07	287.83
Adit 1	182179 - 78	2.70	2.84	355.24
x-cut Adit 4	182194 - 200	12.40	2.62	217.40
Shaft 5
Sub level 1	18261 - 65	1.31	3.30	134.15
Sub level 2	18245 - 54	1.21	1.91	111.36
Sublevel 3	18255 - 60	1.19	4.45	166.70
Dos Hornos 2
Trench 3	660973 - 75	6.00	6.53	316.60
Shaft 10	199494	1.40	1.24	310.00
Veta Tomas
Shaft 12	295693 - 97	1.34	5.25	36.12
Once Bocas
Trench 3	659862 - 69	11.05	0.74	199.20
including	659862 - 65	5.05	1.35	384.68
Pillars, walls in stope	182214-27	1.31	1.26	244.25
including	1882214	1.50	2.90	533.00
including	182223	1.25	3.50	404.00
Near Shaft 4	659619-20	4.00	0.49	187.75

Preliminary metallurgical tests were conducted by Inspectorate America Corp., Exploration & Mining Services, PRA Metallurgical Division of Richmond, BC, Canada on samples from the Project. The tests conducted were thiosulfide leach, cyanide bottle roll test, flotation and cyanidation of flotation tailings. The average recovery for scoping flotation and cyanidation of tailings are Gold 94% and Silver 90%.  The indicated concentration ratio is better than 35:1.

A recent report on the Nuevo Milenio Project entitled “Summary of Results and A Proposal for Areas to be Explored by Diamond Drilling, Dos Hornos 1, Dos Hornos 2, Veta Tomasand Once Bocas is available on the Company’s website www.creamminerals.com

Mr. Ferdinand Holcapek P.Eng, Director of Cream and Director General, Cream Minerals de Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Silver – Gold Project. He is responsible for all the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101 for the Nuevo Milenio Project.

Interested Parties please contact Michael E. O’Connor, President & CEO.

For all other information requests please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.